Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Key Points About the Merger: • Harris Corporation and L3 Technologies have agreed to combine in an all stock merger of equals to create a global defense technology leader. • The combined company, L3 Harris Technologies, Inc., will be the 6th largest defense company in the U.S. and a top 10 defense company globally, with approximately 48,000 employees and customers in over 100 countries. • This transformational merger is expected to create significant value in many ways: o Broad portfolio of technology capabilities and increased scale to address evolving customer needs. o Complementary businesses will enable accelerated innovation and speed to market. o Strengthened capabilities across multiple domains, leading to more advanced solutions in fast-growing franchises aligned with customer priorities. o Significant operating synergies and strong free cash flow, which will be deployed in a disciplined manner to further drive shareholder value. • Harris Corporation and L3 Technologies share a culture of innovation and operating philosophy that will create a stronger platform to drive growth. o Both L3 Technologies and Harris are technology-driven organizations with significant R&D investment and a combined workforce of over 22,000 engineers and scientists. o Both companies have a deep commitment to customers, operational excellence, shareholder value, employee engagement and community involvement. • L3 Harris Technologies will be headquartered in Melbourne, Florida. • The combined company will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies. • Bill Brown will serve as chairman and chief executive officer, and Chris Kubasik will serve as vice chairman, president and chief operating officer for the first two years following the closing of the transaction. For the 3rd year, Bill Brown will transition to executive chairman and Chris Kubasik to chief executive officer, after which Chris Kubasik will become chairman and chief executive officer. Additional senior leadership positions for L3 Harris Technologies will be determined at a later date. 1

• The merger is subject to customary regulatory and shareholder approvals and is expected to close in mid-calendar year 2019. What this means to employees: • The combined company will bring together two very successful organizations with highly talented workforces and complementary cultures, including strong values and a focus on innovation and operational excellence. • Leveraging our expanded technical talent, portfolio of technologies and R&D capabilities, the combined company will offer a broader range of complete mission solutions across fast-growing franchises. Collectively, this will allow us to even better serve our customers efficiently and reliably while enhancing opportunities for innovation. • We appreciate the talent and capability of our workforce which has driven our success to date and made this merger possible, and we are confident the future is bright for employees. • As a combined company, our diverse base of employees will have more opportunities to advance across a much wider spectrum of career fields, geographic locations and mission critical programs. • Integration planning is already underway and, as we work together on this exciting transformation, we are committed to relaying relevant information clearly, transparently and in a timely manner as it becomes available. • Until closing, which is expected by mid-calendar year 2019, the two companies will continue to operate as separate businesses and it is essential we remain focused on meeting our external and internal customers’ requirements and performing at the highest level. What this means to our customers: • The combination will create an agile global defense technology company with the scale, resources and highly complementary technology portfolio to provide high-value products and services across a broad range of markets even more efficiently, affordably and reliably. • Until close, the two companies will continue to operate as separate businesses and we are committed to seamless business continuity throughout the merger and integration. • We will make every effort to keep our customers informed as the transaction progresses and welcome their questions. Customer questions about the merger should be directed to the integration team. 2

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

“believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward- looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.